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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ------------------------------

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[X] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended:  August 31, 1997         SEC File Number 0-13041
[ ] Transition Report on Form 10-K         CUSIP Number 29406A 10 6
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:


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PART I - REGISTRANT INFORMATION

                ENVIRONMENTAL PLUS, INCORPORATED
                    (Full Name of Registrant)

                         Route 1, Box 41
             (Address of Principal Executive Office)

Overton, Texas                                            75864
(City and State)                                       (Zip Code)

Registrant's telephone number including Area Code:  (903) 834-6965

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PART II - RULES 12b-25(b) and (c)

       If   the   subject  report  could  not  be  filed  without
unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

       (a)  The  reasons  described in reasonable detail in Part
            III of this  form  could not be  eliminated  without
            unreasonable effort or expense;
[X]    (b)  The  subject  annual report on Form  10-KSB will  be
            filed on or before the fifteenth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required
            by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

                       SEE ATTACHMENT III.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     JOEL HELD, ESQ.         (214)               761-4407
        (Name)             (Area Code)      (Telephone Number)

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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?         [X] Yes   [ ] No

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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                                [ ] Yes   [X] No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                ENVIRONMENTAL PLUS, INCORPORATED
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 2, 1997


                              By:  /s/ J.D. DAVENPORT
                                 --------------------------------
                                 J.D. Davenport, President


                            ATTENTION
Intentional   misstatements  or  omissions   constitute   Federal
Criminal Violations (see 18 U.S.C. 1001).


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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-KSB
              FOR FISCAL YEAR ENDED AUGUST 31, 1997



      The Registrant was unable to file, on December 1, 1997, its Annual Report on Form 10-KSB for the fiscal year ended
August 31, 1997 ("Form 10-KSB") because the Registrant's independent auditors have not yet completed their audit of the financial statements of the Registrant. As a result thereof, the Registrant was unable to timely file the Form 10-KSB. A letter from the Registrant's independent public accountants explaining the circumstances for the delay in completing the audit of the financial statements of the Registrant is attached to this Attachment III.

      The Registrant represents that it could not have eliminated the reason causing the delay without unreasonable effort or expense.


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                [LETTERHEAD OF BDO SEIDMAN, LLP]


December 2, 1997


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Environmental Plus, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended August 31, 1997 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended August 31, 1997 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because necessary third-party verification has not been received at this time and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP